GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

July 23, 2010

Mail Spot 3561

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Veterans in Packaging, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Two

File No.: 333-158584

Dear Mr. Reynolds:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement. The changes are made in response to staff comments on Pre-Effective Amendment One to the Registration Statement. The paragraph numbers below correspond to the numbered comments in your comment letter dated February 19, 2010.

Risk Related to Our Common Stock

1.

We have edited and expanded Risk Factor #24 to provide the information requested.

Financial Statements

2.

We have included audited financial statements as of December 31, 2009 and interim statements as of March 31, 2010 in the Amendment and also included a consent from the independent accountants as an exhibit.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Veterans in Packaging, Inc